125 Park Avenue, 7th Floor New York, NY 10017 Telephone (212) 655-3500 Facsimile (212) 655-3535
Louis Lombardo Partner Direct (212) 655-3518 Fax (646) 930-4710 LL@msf-law.com

December 27, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protagenic Therapeutics, Inc.
Registration Statement on Form S-1
Submitted September 16, 2016
File No. 333-213671

Ladies and Gentlemen:

On behalf of Protagenic Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated October 14, 2016 (the “Comment Letter”), from Mara L. Ransom, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, submitted on September 16, 2016 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly submitting a revised Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

General

1.

We note that your shares are presently quoted on the OTC pink marketplace. We do not consider this to be an existing trading market for purposes of conducting an at the market offering under Rule 415 or for meeting the requirement to provide an offering price as required by Item 501 of Regulation S-K. Please revise your prospectus to set a fixed price at which selling security holders will offer and sell their shares. Additionally, please clearly disclose that the shares will be sold at a fixed price until the common stock becomes quoted on the OTC Bulletin Board, OTCQX, OTCQB or listed on a national securities exchange. Please make the appropriate revisions on the front cover page of the prospectus, summary and plan of distribution section. Refer to Item 16 of Schedule A to the Securities Act and Item 501(b)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that on October 17, 2016, subsequent to the filing of the Registration Statement, the Company’s common stock was approved for listing on the OTCQB. We respectfully submit that given this new development an at the market offering under Rule 415 offering may be conducted.

2.	Please revise your disclosure to provide the information required by Item 506 of Regulation S-K. Refer to Item 6 of Form S-1.

Response:

The Company respectfully acknowledges the Staff’s comment and submits that the disclosure requirements of Item 506 of Regulation S-K are inapplicable or not material to the Registration Statement. The Company is a reporting company under the Exchange Act and, therefore, the comparative disclosure required by the first sentence of Item 506 is inapplicable. As to the disclosure requirement of the second sentence of Item 506, the Company respectfully submits that: (A) the common stock included in the Registration Statement is currently issued and outstanding and being offered by selling stockholders and not the Company; (B) no dilution will result from the sale of such common stock; (C) since the Company will not receive any new capital attributable to the cash payments made by the purchasers of the common stock being offered, there will not be any change to the net tangible book value per share of the Company’s common stock; and (D) since selling stockholders will be offering the common stock at prevailing market prices, there will not be any immediate dilution absorbed by the purchasers from the purchase of shares in the public market. Accordingly, the Company respectfully submits that the disclosure required by Item 506 is not applicable to the Registration Statement and not material to the purchaser of common stock pursuant to prospectus which is a part of the Registration Statement.

Prospectus Summary

Our Company

The Opportunity, page 9

3.

Please provide copies of source material, appropriately marked to highlight the sections relied upon, for the references you make to third-party sources for statistical, qualitative and comparative statements throughout your prospectus. For example, you cite research from “BCC Research” that states global sales of anxiolytic and antidepressant drugs in the US were $69 billion in 2013 and are projected to grow to nearly $77.1 billion by 2018, that the market for antidepressant drugs is the largest growing segment of the central nervous system pharmaceutical sector, and that in 2006 global sales of antidepressants peaked at US$22 billion capitalizing on serendipitous discoveries. Also, tell us whether these reports are publicly available without cost or at a nominal expense to investors.

Response:

The Company respectfully acknowledges the Staff’s comment. With your permission, the Company is providing the Staff under separate cover copies of all of the source materials currently used to support the statistical, qualitative and comparative statements throughout the prospectus as revised in the amendment to the Registration Statement filed herewith. The full text of each of these source materials is available to investors on the internet at no cost.

Selling Stockholders, page 26

4.

You state here and on your prospectus cover page that certain of your selling stockholders “who are identified as broker-dealers in the footnotes to the selling stockholder table…are deemed underwriters,” however, it does not appear that you identify any of your selling stockholders as broker-dealers. By contrast, we note that you identify some of your selling stockholders as affiliates of broker-dealers. Please advise as to the purpose of the quoted language in light of your disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the footnote 32 to the Selling Stockholder Table on page 29 identifies WestPark Capital Inc. as a broker-dealer. In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and on page 26 to clarify that one of the selling stockholders has been identified as a broker-dealer and is deemed an underwriter.

5.	With a view to assessing the secondary nature of this offering, please disclose Strategic Bio Partners, LLC’s relationship, if any, to your company and how they acquired shares of your company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the footnote 27 to the Selling Stockholder Table on page 29 and added disclosure regarding a voting agreement to which Strategic Bio Partners, LLC is a party on page 52 in response to the Staff’s comments.

Market for Common Equity and Related Stockholder Matters

Market Information, page 32

6.	Please revise to provide the range of high and low bid information for your equity for each full quarterly period within the two most recent fiscal years. Refer to Item 201(a)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 32 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Going Concern, page 34

7.	Please disclose your rate of negative cash flow per month. Refer to Item 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 34 in response to the Staff’s comment.

8.

We note from your disclosure that you will be required to obtain additional debt and equity financing in the future to sustain your operations and continue implementation of your business plan. Please provide a discussion and analysis of the types of financing that are reasonably likely to be available, or of the types of financing that the company would want to use but are, or are reasonably likely, to be unavailable, the anticipated amount of financing you intend to seek and the anticipated impact on the company’s cash position, liquidity and results of operations. Refer to Item 303(a) of Regulation S-K and Section IV.B.2 of SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 in response to the Staff’s comment.

9.

We note that management believes the Company’s cash resources will be sufficient to fund current operations for two years. However, soon thereafter, you state that your existing liquidity is not sufficient to fund your operations, anticipated capital expenditures and working capital for the foreseeable future. Please revise your disclosure to reconcile these inconsistent statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 35 in response to the Staff’s comment.

10.

You state that you believe your cash resources will be sufficient to fund operations for nearly two years “from the date of this quarterly report” and that absent generation of sufficient revenue from the execution of your business plan, you will need to obtain debt or equity financing in early 2018. However, immediately below this and in other parts of your prospectus, you indicate that your cash on hand is sufficient until late 2017 at which point you will need to obtain additional debt or equity financing, absent generation of revenues. Please remove reference to the quarterly report and correct this apparent discrepancy here and in footnote 2 of your interim financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 35 in response to the Staff’s comment.

11.	Please present a discussion of your statement of cash flows for the year ended December 31, 2015 compared to December 31, 2014. Refer to Item 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 in response to the Staff’s comment.

Plan of Operations, page 35

12.

Please present a detailed plan of operations that includes a timeline with significant milestones and the amount of funds needed to complete each significant milestone. Please also indicate the expected source of funds, if known. The timeline you provide should be consistent with other disclosures in your filing, such as your business plan presented on page 40 and the FDA approval process discussed on page 45.

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment has included a timeline for significant milestones and the estimated costs and expenses related thereto in its disclosure on page 36.

13.

We note that you are a development stage company currently performing clinical trials to obtain FDA approval. Please provide a discussion of how your company intends to generate revenues from the implementation of your business plan and the impact FDA approval will likely have your company’s financial condition. Please refer to Item 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 to include a discussion of the Company’s dependence on FDA Approval to generate revenue.

Financing – Capital Needs, page 36

14.

Please revise your disclosure to provide the research and development activities you are referring to, including an itemized list of the cost of each individualized activity and the aggregate amount of estimated capital needed in the next two years to support these activities. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and in response thereto has included a table of significant R&D activities to be undertaken by the Company over the next two years and the estimated costs and expenses associated with each such activity in its disclosure on page 37.

Business

Competition, page 41

15.

We note on page 34 that you are currently performing clinical trials to obtain FDA Approval. Please explain whether you are using data or results from clinical trials as a basis for your beliefs regarding the competitive advantages that PT00114 may offer over other drugs listed in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 to include a discussion of the Company’s basis for its beliefs on PT00114’s competitive advantages.

16.	Please disclose any material competitive disadvantages to PT00114 as compared to other antidepressant drugs.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 to include a discussion of PT00114’s competitive disadvantages currently known the Company.

Government Regulation, page 44

17.

We note on page 22 that you intend to market your products abroad in the European Union and other foreign jurisdictions and to do so, you must obtain regulatory approval and comply with numerous and varying foreign regulatory requirements. To the extent material, please provide disclosure regarding the need for foreign government approvals, your status in the approval process, and the effect of existing or probable foreign government regulations on your business. Refer to Item 101(h)(4)(vii) and 101(h)(4)(xi) of Regulation S-K. Also, consider supplementing your MD&A disclosure to the extent the impact of approval and compliance with foreign regulations has affected, or is reasonably likely to affect, your liquidity, capital resources or results of operations. Refer to Item 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 in response to the Staff’s comment.

FDA Approval Process, page 45

18.

We note that you are working to obtain FDA approval and that FDA approval is necessary before you market and sell your products. Please discuss the status of your application with the FDA. Moreover, please discuss the effect of existing and probable government regulations on your business. Refer to Item 101(h)(4)(viii) and 101(h)(4)(xi) of Regulation S-K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 in response to the Staff’s comment.

19.

We note your indication that preparation of necessary applications and processing of application for FDA approval is expensive and typically takes many years to complete and that ongoing compliance with FDA regulations may be expensive as well. Please discuss how these events have affected, or how they are reasonably likely to affect, your company’s liquidity, capital resources or results of operation in your MD&A section. Refer to item 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 in response to the Staff’s comment.

Subsidiary, page 47

20.	Please disclose how much income was derived from Canadian research and development tax credits for the interim period ended June 30, 2016.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

Executive Compensation

Summary Compensation Table, page 54

21.

Please revise your summary compensation table to include information for your Chief Financial Officer, Alexander K. Arrow. In this regard, we note that Mr. Arrow receives a base salary of $125,000 per year for his part time work and options to purchase equity. Refer to Item 402(m)(2) and 402(n) of Regulation S-K and the instructions thereunder for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Summary Compensation Table on page 55 to include disclosure regarding Alexander K. Arrow.

Certain Relationships and Related Party Transactions

Transactions Relating to Protagenic, page 64

22.

You state that you borrowed $37,628 from Mr. Armen on December 23, 2013 and that that principle amount was outstanding “as of the date of this Current Report on Form 8- K.” As it appears that this amount was converted into Series B Preferred Stock on June 17, 2016, this amount is no longer outstanding. Please revise your disclosure to make it current, including the date you borrowed the funds from Mr. Armen, which appears to be in 2015, and your reference to the Current Report on Form 8-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 in response to the Staff’s comment.

Financial Statements, page 70

23.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response:

The Company has filed its quarterly report on Form 10-Q for the period ending September 30, 2016 and has updated the disclosure in the Registration Statement to include its latest financial information.

Note 1 – Organization and Nature of Business

The Reverse Split, page 10

24.

You state that upon effectiveness of the reverse split, that the 11,018,766 outstanding shares of your Series B Preferred Stock will immediately and automatically convert into shares of common stock and your Series B Preferred Stock will cease to be designated as a separate series of preferred stock when all such shares have converted into common stock. Based on other portions of your document, including your subsequent events footnote 11, it appears that only 10,437,318 shares of your Series B Preferred Stock were converted into common stock. Please correct or explain this discrepancy.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 66 in response to the Staff’s comment.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (212) 655-3518.

Very truly yours,

/s/ Louis Lombardo

Louis Lombardo

Enclosures

Cc:	Garo H. Armen
Alexander K. Arrow